SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2017
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL discloses its preliminary traffic figures for May 2017

São Paulo, June 12, 2017 - GOL Linhas Aéreas Inteligentes S.A. (“GLAI”), (B3: GOLL4 and NYSE: GOL), Brazil's #1 airline, announces today preliminary air traffic figures for the month of May, 2017. Comparisons refer to the same period of 2016.

GOL’s Highlights

|           The total volume of GOL departures decreased by 3.3%, and the number of seats declined 2.9%, occasioning a decrease in supply of 4.6%. Demand reduced by 2.4% in the period. GOL’s load factor was 76.6% in May 2017, 1.7 p.p. up over the same period of 2016.

|           In the domestic market, GOL decreased its supply by 3.2% in May over the same period the year before. Domestic demand reduced by 1.9% in the month, and GOL achieved a load factor of 76.9%, 1.1 p.p. up over May 2016.

|           In May, GOL’s international market supply fell by 14.5%, while demand reduced 6.6% resulting in a load factor of 73.9%, which represents growth of 6.3 p.p. in relation to the same period of 2016.

1	GOL Linhas Aéreas Inteligentes S.A.

GOL discloses its preliminary traffic figures for May 2017

                Monthly Traffic Figures (¹)        Accumulated Traffic Figures (¹)          LTM Traffic Figures (¹)

Operational data *	May/17	May/16	% Var.	5M17	5M16	% Var.	May/17 LTM	May/16 LTM	% Var.
Total GOL
Departures	19,918	20,599	-3.3%	102,968	114,992	-10.5%	249,490	298,051	-16.3%
Seats (thousand)	3,329	3,430	-2.9%	17,233	19,159	-10.1%	41,714	49,559	-15.8%
ASK (million)	3,571	3,741	-4.6%	19,020	19,346	-1.7%	46,004	48,098	-4.4%
RPK (million)	2,734	2,801	-2.4%	15,007	14,834	1.2%	36,100	36,929	-2.2%
Load Factor	76.6%	74.9%	1.7 p,p	78.9%	76.7%	2.2 p,p	78.5%	76.8%	1.7 p.p
Pax on board (thousand)	2,483	2,493	-0.4%	13,157	13,775	-4.5%	31,807	36,136	-12.0%
Domestic GOL
Departures	18,874	19,383	-2.6%	97,135	108,699	-10.6%	235,359	281,977	-16.5%
Seats (thousand)	3,145	3,215	-2.2%	16,201	18,055	-10.3%	39,214	46,749	-16.1%
ASK (million)	3,197	3,304	-3.2%	16,915	17,094	-1.0%	40,925	42,247	-3.1%
RPK (million)	2,458	2,506	-1.9%	13,363	13,133	1.7%	32,260	32,639	-1.2%
Load Factor	76.9%	75.8%	1.1 p,p	79.0%	76.8%	2.2 p,p	78.8%	77.3%	1.6 p.p
Pax on board (thousand)	2,351	2,353	-0.1%	12,357	12,950	-4.6%	29,949	34,106	-12.2%
International GOL
Departures	1,044	1,216	-14.1%	5,833	6,293	-7.3%	14,131	16,074	-12.1%
Seats (thousand)	185	215	-14.1%	1,032	1,104	-6.5%	2,500	2,810	-11.1%
ASK (million)	373	437	-14.5%	2,105	2,251	-6.5%	5,079	5,851	-13.2%
RPK (million)	276	295	-6.6%	1,644	1,701	-3.3%	3,840	4,290	-10.5%
Load Factor	73.9%	67.6%	6.3 p,p	78.1%	75.6%	2.6 p,p	75.6%	73.3%	2.3 p.p
Pax on board (thousand)	132	140	-5.6%	800	825	-3.1%	1,858	2,030	-8.5%
On-time Departures	95.8%	94.4%	1.4 p,p	95.2%	95.6%	-0.4 p,p	94.6%	95.6%	-0.9 p.p
Flight Completion	98.0%	96.7%	1.3 p,p	98.5%	89.5%	9.0 p,p	98.2%	90.6%	7.7 p.p
Cargo Ton	7.2	5.9	22.0%	32.4	29.5	9.8%	79.3	73.5	7.9%

                   * Source: Agência Nacional de Aviação Civil (ANAC) and the Company for the current month.

               (1) Preliminary Figures

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11)2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

Brazil's largest air transportation and travel services group with three main businesses: passenger transportation, cargo transportation and coalition loyalty program. GOL is Brazil’s largest airline, carrying 33mm p.a. on more than 700 daily flights to 63 destinations in Brazil and 11 destinations in South America and the Caribbean on a fleet of over 120 Boeing 737 aircraft, with a further 120 Boeing 737s on order. GOLLOG is a leading cargo transportation and logistics business serving more than 2,200 Brazilian municipalities and, through partners, 195 international destinations in 95 countries. SMILES is one of the largest coalition loyalty programs in Latin America, with over 12 million registered participants, allowing clients to accumulate miles and redeem tickets for more than 700 locations worldwide. GOL has a team of more than 15,000 highly skilled aviation professionals delivering Brazil’s top on-time performance, and an industry leading 16 year safety record. GOL’s shares are traded on the NYSE (GOL) and the B3 (GOLL4).

2	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 12, 2017

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.